Exhibit (a)(1)(F)

Notice to Eligible Service Providers Regarding Expiration of Offering Period

To:	Eligible Service Providers
From:	Kevin J. Mills, President and Chief Executive Officer, Socket Mobile, Inc.
Date:	[_____], 2019
Subject:	Expiration of Socket Mobile’s Stock Option Exchange Program

As of 9:00 p.m., Pacific Time, on August 30, 2019, we closed the Socket Mobile, Inc. (“Socket Mobile”) Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer”). If you were an eligible service provider who properly elected to participate in the Offer by tendering some or all of your eligible option grants and did so on or before the expiration of the Offer, your tendered eligible option grants have been accepted for exchange pursuant to the Offer. Such eligible options have been cancelled, and you no longer have any rights with respect to those eligible options. You have been granted new stock options in exchange for those cancelled eligible options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive option agreement(s) for your new options that have been granted to you in the Offer in exchange for your properly tendered and cancelled eligible options.

If you have any questions, please contact Lynn Zhao, Chief Financial Officer, by email at lynn@socketmobile.com or by phone at (510) 933-3016 or David Dunlap, Director, by email at v-ddunlap@socketmobile.com or by phone at (510) ___-____.